On December 18, 2003, North American Scientific issued the following press release to the investment community.

              North American Scientific Reports Fourth Quarter and
                           Year End Financial Results

    CHATSWORTH, Calif.--(BUSINESS WIRE)--Dec. 18, 2003--North American Scientific, Inc. (Nasdaq:NASI) today announced financial results for its fourth quarter and year ended October 31, 2003, as well as three important strategic transactions.
    For the fourth quarter ended October 31, 2003, the Company reported net sales of $3.6 million as compared to $5.6 million reported for the fourth quarter of 2002. As previously announced, management expected a year-over-year decrease in sales principally attributable to the transition from a third-party distribution relationship to direct sales of its brachytherapy seed products. Net loss for the fourth quarter was $3.2 million, or $0.31 per share, compared with a net loss of $142,000, or $0.01 per share, for the prior-year quarter.
    For the year ended October 31, 2003, net sales were $14.7 million versus net sales of $20.8 million for the year ended October 31, 2002, which management also attributed to the Company's transition to direct sales of its brachytherapy seed products as noted above. Net loss for fiscal 2003 was $9.4 million, or $0.92 per share, versus a net loss for fiscal 2002 of $5.2 million, or $0.51 per share. In fiscal 2003, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." As a result, the Company recorded in the first quarter of that fiscal year a cumulative effect of a change in accounting principle of $311,000, or $0.03 per share.
    At October 31, 2003, the Company's cash, cash equivalents and marketable securities totaled $48.8 million.
    L. Michael Cutrer, President and Chief Executive Officer of North American Scientific, stated, "In January 2003, we initiated our brachytherapy direct sales and marketing initiative and have been pleased to see our sales force register steady gains in market traction throughout the year. This was evidenced by a significant increase in seeds shipped in our fiscal fourth quarter this year versus our fiscal third quarter. The Radiation Therapy Products (RTP) acquisition and Cardinal Health agreement will enable us to provide a broader product line and a greater level of service to our brachytherapy customers. Our proposed acquisition of NOMOS Corporation is intended to further solidify our position and expand our overall presence in the global market for radiation treatment products and services."
    In August 2003, the Company acquired RTP, a manufacturer and distributor of equipment, including steppers and stabilizers, used in prostate brachytherapy procedures. The RTP acquisition enhances the Company's product portfolio and better enables it to provide a full product offering to its accounts.
    Also in August, North American Scientific entered into a strategic agreement with Cardinal Health, a leading provider of products and services supporting the health care industry. Under this exclusive agreement, North American Scientific serves as Cardinal's authorized manufacturer of brachytherapy seeds and Cardinal refers its existing brachytherapy seed business to North American Scientific and will also make available its network of radiopharmacies to deliver North American Scientific's brachytherapy seeds.
    The proposed acquisition of NOMOS by North American Scientific, announced on October 27, 2003, is intended to better position the Company to pursue its objectives of growing its revenues, securing broader technology and market leadership and achieving profitability. Management believes that the potential benefits of the merger include:

    -- Taking better advantage of future growth opportunities through increased scale and potential cross-marketing synergies;

    -- Providing radiation therapists, oncology clinics and medical groups with a broader portfolio of radiation treatment products and services, including both NASI's brachytherapy seeds, NOMOS' BAT ultrasound-based targeting system and related clinical equipment for the treatment of prostate cancer, and NOMOS' IMRT (intensity-modulated radiation therapy) products for state-of-the-art external beam radiation treatments of solid tumors;

    -- Combining NOMOS' sales force and international marketing presence with NASI's sales force and existing marketing resources; and

    -- Enhancing NASI's management team and Board of Directors through the addition of NOMOS executives.

    Management expects the transaction to close in the second quarter of fiscal 2004, subject to certain stockholder approvals and other conditions.
    The Company also continues to move forward with the clinical development program for Hynic-Annexin V, which is in clinical trials in the United States and Europe. Patient enrollment in the Company-sponsored Phase II studies is continuing and data will be reported as the trials progress. Mr. Cutrer commented, "We continue to evaluate target markets and opportunities related to the Hynic-Annexin V program, including strategic partnerships and other initiatives."
    A live webcast of North American Scientific's fourth quarter financial results conference call will be available over the Internet through its Web site at www.nasi.net in the Investor Center beginning at 10:00 a.m. PST on Thursday, December 18, 2003. For those who cannot listen to the live webcast, a replay of the call will be available at the same site shortly after the call.
    Event archives are normally available one to two hours after the event ends. For the live event, listeners should go to the Web site at least fifteen minutes before the event starts to download and install any necessary audio software.

    Notice to Investors

    In connection with the proposed acquisition of NOMOS Corporation, North American Scientific has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4. The registration statement includes a joint proxy statement of NOMOS and North American Scientific for meetings of their respective stockholders to consider and vote upon the proposed transaction. The registration statement will also serve as a prospectus of North American Scientific to be distributed to stockholders of NOMOS in the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION THEREWITH, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NORTH AMERICAN SCIENTIFIC AND NOMOS AND THE TRANSACTION AND RELATED MATTERS.
    Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents filed by North American Scientific at the SEC's Web site at www.sec.gov.

    About North American Scientific, Inc.

    North American Scientific develops, produces and sells innovative radioisotopic products, including brachytherapy seeds and radiopharmaceuticals, principally for the treatment and diagnosis of disease. The Company's brachytherapy seeds are marketed under the trade name Prospera(R). The Company's lead radiopharmaceutical product candidate is Hynic-Annexin V, which is based upon the Apomate(TM) technology platform and is a kit for the preparation of Technetium Tc-99m labeled Annexin V. It is administered intravenously and is intended for the in vivo imaging of apoptosis and necrosis, two common forms of cell death. For more information, please visit the Company's Web site at www.nasi.net.

    Statements included in this release that are not historical facts may be considered forward-looking statements that are subject to a variety of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company, including, but not limited to, uncertainties relating to drug discovery and clinical development programs and processes, the impact of competitive products and technological changes, changes in relationships with strategic partners and dependence upon strategic partners for the performance of critical activities under collaborative agreements, the ability of the Company to directly market and sell its brachytherapy products, uncertainties relating to patent protection and regulatory approval, the stable supply of appropriate isotopes, the impact of competitive products and pricing, research and development estimates, market opportunities, the ability of NOMOS and North American Scientific to receive stockholder approval for the proposed transaction, delays in completing and costs related to the proposed NOMOS acquisition transaction, potential difficulties in integrating the businesses of North American Scientific and NOMOS, risks associated with other acquisitions or strategic opportunities the Company has consummated or may pursue and various other risk factors included in the Company's filings with the Securities and Exchange Commission. Any forward-looking statements contained in this news release speak only as of the date of this release, and the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future results or otherwise.


                    NORTH AMERICAN SCIENTIFIC, INC.
                 Consolidated Statements of Operations

                      Three Months Ended           Year Ended
                          October 31,              October 31,
                  ------------------------  --------------------------
                      2003         2002          2003         2002
                  ------------------------  --------------------------
                         (Unaudited)

Net sales         $ 3,627,000  $ 5,620,000  $ 14,683,000  $20,780,000

Cost of goods
 sold               1,956,000    2,027,000     6,944,000    7,581,000
                  ----------------------------------------------------

     Gross profit   1,671,000    3,593,000     7,739,000   13,199,000

Selling, general
 and
 administrative
 expenses           3,117,000    2,093,000    11,266,000    6,525,000
Research and
 development        1,920,000    1,958,000     7,351,000    8,951,000
Write-off of
 licenses and
 equipment                  -            -             -    2,714,000
                  ----------------------------------------------------

Loss from
 operations        (3,366,000)    (458,000)  (10,878,000)  (4,991,000)

Interest and
 other income,
 net                  215,000      390,000     1,749,000    1,834,000
                  ----------------------------------------------------

Loss before
 provision for
 income taxes      (3,151,000)     (68,000)   (9,129,000)  (3,157,000)

Provision for
 income taxes               -       74,000             -    2,087,000
                  ----------------------------------------------------

Loss before
 cumulative
 effect of change
 in accounting
 principle         (3,151,000)    (142,000)   (9,129,000)  (5,244,000)

Cumulative effect
 of change in
 accounting
 principle                  -            -      (311,000)           -
                  ----------------------------------------------------

Net loss          $(3,151,000) $  (142,000) $ (9,440,000) $(5,244,000)
                   ===================================================


Basic and diluted
 loss per share:

Loss before
 cumulative
 effect of change
 in accounting
 principle        $      (.31) $      (.01) $       (.89) $      (.51)
                   ---------------------------------------------------
Cumulative effect
 of change in
 accounting
 principle                  -            -          (.03)           -

Net loss          $      (.31) $      (.01) $       (.92) $      (.51)
                   ===================================================

Shares used in
 per share
 calculations:

Basic and diluted  10,274,612   10,222,751    10,257,688   10,209,584
                   ===================================================



                    NORTH AMERICAN SCIENTIFIC, INC.
                 Condensed Consolidated Balance Sheets

                                             October 31,  October 31,
                                                 2003         2002
                                             -------------------------
Assets

Current assets
  Cash and marketable securities             $33,998,000  $38,852,000
  Trade accounts receivable, net               2,167,000    2,416,000
  Inventories                                    692,000      596,000
  Other current assets                         1,899,000    1,839,000
                                             -------------------------

     Total current assets                     38,756,000   43,703,000

Non-current marketable securities             14,767,000   17,093,000

Equipment and leasehold improvements, net      2,996,000    3,264,000

Goodwill                                       3,866,000    3,659,000

Other assets                                   2,032,000    1,416,000
                                             -------------------------

     Total assets                            $62,417,000  $69,135,000
                                             =========================

Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable and accrued expenses      $ 6,671,000  $ 4,234,000

Stockholders' equity                          55,746,000   64,901,000
                                             -------------------------

     Total liabilities and stockholders'
      equity                                 $62,417,000  $69,135,000
                                             =========================



    CONTACT: North American Scientific, Inc.
             Alan Edrick, 818-734-8600
               or
             CCG Investor Relations
             Sean Collins, 818-789-0100